
February 14, 2025

Ethan Shen, Ph.D
Chief Executive Officer
YD Bio Limited
12F., No. 3, Xingnan St.
Nangang Dist.
Taipei City 115001, Taiwan

Ethan Shen, Ph.D
Chief Executive Officer
YD Biopharma Limited
12F., No. 3, Xingnan St.
Nangang Dist.
Taipei City 115001, Taiwan

> **Re: YD Bio Limited**
> **Amendment No. 3 to Registration Statement on Form F-4**
> **Filed January 30, 2025**
> **File No. 333-283428**

Dear Ethan Shen Ph.D and Ethan Shen Ph.D:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 16, 2025 letter.

Amendment No. 3 to Registration Statement on Form F-4 filed January 30, 2025

Summary of the Proxy Statement/Prospectus, page 1

1.   We note your revised Summary disclosure in response to prior comment 8. Please
      revise to balance your disclosure with equally prominent disclosure of YD
      Biopharma's reliance on licensing partnerships and the Company's competition from
      diagnostic and pharmaceutical companies focused on cancer blood tests. In your
      revised disclosure, please also clarify that the Company itself has not conducted any
      clinical trials or prepared any FDA submissions to date and these tests have not
      received FDA approval or clearance.

Unaudited Pro Forma Condensed Combined and Consolidated Financial Information, page
79

2.   We have reviewed your revised disclosure in response to comment 20. Please disclose
      in tabular form each type of potentially dilutive security with the related number of
      potentially dilutive common shares.

Comparative Per Share Data, page 89

3.   We note your revised disclosure in response to prior comment 21. We note your
      revisions to the "Comparative Per Share Data" table on page 90 to include the various
      redemption scenarios and the tables on pages 13-14. Please revise to include a
      separate dilution table and related disclosure that addresses each disclosure item
      required by Item 1604(c) of Regulation S-K, including subsections (c)(1) and (2).
      Please ensure the tabular disclosure reflects all material probable or consummated
      transactions and other material effects on Breeze's net tangible book value per share
      from the business combination, including the PIPE financing, loan repayment, and
      estimated transaction expenses. Outside of the table, please describe each material
      potential source of future dilution that non-redeeming shareholders may experience if
      they elect not to tender their shares in connection with the business combination,
      including sources not included in the table with respect to the determination of net
      tangible book value per share, as adjusted. Please also disclose the effective
      underwriting fee on a percentage basis for shares at each redemption level presented
      in your sensitivity analysis related to dilution.

Background of the Business Combination, page 99

4.   We acknowledge your revised disclosure in response to prior comment 22, which we
      reissue in part. Please expand your disclosure of the 24 potential business combination
      targets the Breeze Board considered to discuss the industries these companies
      operated in. For the companies for which negotiations advanced the most, including
      any that you entered into letters of intent or other arrangements with, please revise to
      provide additional detail about the potential targets on an individual basis, such as the
      reason for terminating negotiations. We also note your disclosure on page F-67
      relating to the business combination agreement that Breeze entered into with D-Orbit
      S.p.A. Please revise your disclosure in this section to describe in greater detail the
      Board's reason for terminating this agreement with D-Orbit S.p.A.

5. We note your revised disclosure on page 99 identifying certain representatives of Breeze and YD Biopharma and their financial and legal advisors in response to prior comment 23. Please revise your disclosure to identify such individuals and/or parties who participated in the meetings and discussions described throughout this section. For example, we continue to note references to "senior members" and of the Breeze management team and "principals" of Breeze and YD Biopharma.

6. We note your revised disclosure in response to prior comments 24 and 25, which we reissue in part. We refer to your disclosure on page 102 that the preliminary equity value of YD Biopharma of $647.3 million was determined through arms-length negotiations between the management teams and that the Breeze Board considered the valuation reports, various methodologies, and discount rates in arriving at this valuation of YD Biopharma. Please revise to discuss the evolution of the negotiations of the preliminary equity value and other material terms of the letter of intent, including which party proposed which terms.

Breeze's Board of Directors' Reasons for the Approval of the Business Combination, page 102

7. We note your revised disclosure in response to prior comment 35, which we reissue in part. Please revise your disclosure in this section to address the following comments:

    •   Please expand your disclosure in this section to describe in greater detail the comparable companies analysis performed by BDO Taiwan and the Breeze Board, including how the criteria for each of the comparable companies was chosen, the names of the companies, and whether any companies meeting the selection criteria were excluded from the analysis. Please also provide the disclosure requested with respect to the comparable transaction analysis performed by CIAA. We also note the Breeze Board considered several other companies not included in the BDO Report or CIAA Report, including Belite Bio. Please revise to describe and name the other companies considered.

    •   In your revised disclosure, discuss the valuations of the comparable companies and the analyses provided by BDO Taiwan and how the Breeze Board applied the comparable companies analysis to determine the valuation for YD Biopharma in greater detail.

    •   Please file a consent for BDO Taiwan pursuant to Securities Act Rule 436.

8. We note that page 104 states that the BDO Report included prospective financial information through 2038, as shown on Annex D-29, and we note revenue forecasts through 2039 were provided to CIAA, as shown on Annex E-31. To the extent these projections were considered and relied upon by the Board, please revise to describe the material bases and assumptions for the projections, including assumptions regarding regulatory approvals and any growth or discount rates used in preparing the projections. Explicitly discuss how the Board determined these projections were reasonable, particularly in light of the length of time reflected in the

projections and considering the Company does not have regulatory approvals for its cancer screening tests or any product candidates related to eye diseases that it intends to develop. To the extent the Board did not rely upon these projections, please revise to explain the basis for such determination and how it separated these projections (or projections for certain years) from the valuation provided in the reports produced by BDO and CIAA. See Item 1606(b) of Regulation S-K.

9.   We note the general descriptions of the types of valuation methodologies used in the BDO Report. Please revise to explain how these were applied to YD Biopharma and this transaction specifically. For example, the comparable transactions method should note the "transaction price" and "value multiples" used, and for the income approach you should quantify the "future income stream" and the "capitalization or discount." The same should be revised with respect to each of the methodologies used in the CIAA Report. For example, disclose the "cost" that was calculated for the two cost methods described.

Material U.S. Federal Income Tax Considerations, page 131

10.   We note your revised disclosure in response to prior comment 41, which we reissue. Your disclosure continues to state that the exchange of Breeze common stock for Pubco ordinary shares pursuant to the merger agreement is expected to "qualify as a tax-free exchange for U.S. federal income tax purposes," but we also refer to your disclosure on page 134 that your counsel, Woolery & Co, "is unable to opine on the application of Section 367(a) of the Code to the exchange by a U.S. Holder of Breeze Common Stock in the Business Combination" as a result of "the inherently factual nature of the tests under the applicable Treasury Regulations, and the fact that these tests are generally applied based on the relevant facts at the time of, and following, the completion of the Business Combination." Please revise your disclosure in this section to clearly state the tax consequences of the transaction. If there is uncertainty regarding the tax treatment of the transactions, counsel may (1) issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty and (2) explain why it cannot give a firm opinion (for example, the facts are currently unknown or the law is unclear). For further guidance, see Staff Legal Bulletin No. 19.

Information about YD Biopharma, page 172

11.   We note your revised disclosure in response to prior comment 42, which we reissue in part. Please revise to disclose the termination provisions of the EG BioMed License Agreements and the royalty term (if different than the term of the agreement).

12.   We note your revised disclosure in response to prior comment 44 that clinical studies for the breast and pancreatic cancer tests were initiated in 2017 and have continued to date at Taipei Medical University under the approval of the Institutional Review Board of Taiwan. Please expand your disclosure relating to these clinical trials to clarify whether YD Biopharma or EG BioMed sponsored the clinical trials and who conducted the trials; discuss the scope, size and design of the trials; specify the primary endpoints and whether they were met for any past trials; the criteria used for the enrollment of participants; whether the trials were powered to show statistical

significance, and if so, the p-values; any serious adverse events and the number of patients who experienced them and the role of Taipei Medical University or its employees in conducting the trials, if any (we note that, based on Annex E-11, it appears EG BioMed spun off from Taipei Medical University, if so please revise to explain this relationship). Please also revise to disclose who conducted the "comprehensive statistical analysis" using the Cancer Genome Atlas (TCGA) database as disclosed on page 176. Please also revise to clarify whether YD Biopharma or EG BioMed has conducted any clinical trials regarding these diagnostic tests in the U.S.

13.   We refer to your disclosure on page 172 that EG BioMed leverages AI using the Infinium MethylationEPIC v2.0 BeadChip to analyze DNA methylation patterns in plasma. Please clarify whether EG BioMed developed the Infinium MethylationEPIC v2.0 BeadChip platform and revise to provide greater detail relating to such platform, including the application of AI and the analyses of DNA methylation patterns.

14.   We note your revised disclosure on page 177 in response to prior comment 46, including that "the FDA application was originally prepared by EG Biomed because EG Biomed collected, organized, and managed the clinical data that is included in the application." Please revise to clearly specify the clinical trials and data that EG BioMed included in its FDA application.

15.   We note your revised disclosure in response to prior comment 49, which we reissue in part. We refer to your statements on pages 1 and 2 that YD Biopharma collaborates with international pharmaceutical companies to provide competitors' drugs and develop high-quality nutritional products, such as calcium supplements and other health supplements to be sold alongside eye drops. Your disclosure on page 215 continues to refer to the sale of drugs and medical products to corporate customers and nutritional products to retail customers. Please revise to describe in greater detail each drug, medical and nutritional products and supplements that YD Biopharma manufactures and/or sells, including a breakdown of YD Biopharma's top individual products by revenue, where applicable. Please also specify the types of products from the "post COVID-19 era" and clarify whether YD Biopharma expects the continued increase in the sales demand for these products.

16.   We acknowledge your revised disclosure in response to prior comment 50, which we reissue in part. Please revise to identify your top corporate customers and specify the relevant jurisdictions within the Asia region, as applicable. Refer to Item 101(h)(4)(vi) of Regulation S-K. In addition, amend your risk factor disclosure to discuss the risks related to this customer concentration.

17.   We note your revised disclosure in response to prior comment 51, which we reissue in part. Please revise to identify your top supplier, which you disclosed as responsible for 72.1% of the Group's purchases for the six months ended June 30, 2024, the terms of any agreement with this supplier and the sources and availability of raw materials for your products. Refer to Item 101(h)(4)(v) of Regulation S-K. To the extent applicable, please also tell us what consideration you gave to filing your agreement with your top supplier as a material contract pursuant to Item 601(b)(10) of Regulation S-K.

18.   We note your revised disclosure in response to prior comment 53, which we reissue in part. Please revise to discuss any material assumptions underlying the anticipated compound annual growth rates for each market.

Our Eye Disease Treatment Business, page 180

19.   We note your revised disclosure in response to prior comment 56, which we reissue in part. Please revise your narrative disclosure relating to each eye product to provide greater detail of the mechanisms of action, key ingredients, timeline of development, and any regulatory requirements and/or approvals including the applicable jurisdiction. In your revised disclosure, please clearly state that any approvals or certifications that you have not yet obtained may not be obtained in the timeframe you have suggested and may never be obtained.

3D Global License Agreement, page 181

20.   We note your response to prior comment 47 and refer to your disclosure on page 212 that YD Biopharma recently entered into an exclusive licensed patent and know-how agrmeent with 3D Global to "pioneer the application of corneal mesenchymal stem cells and their exosomes for treating eye diseases." Please revise to discuss in greater detail the development and current status of the application of corneal mesenchymal stem cells and their exosomes for treating eye diseases, including additional detail concerning any trials conducted with respect to eye disease indications and any significant regulatory or other requirements the Company must satisfy to commercialize product candidates for these indications, as well as the timing for any additional planned trials.

21.   We note your revised disclosure in response to prior comment 57. We refer to your statement that "[a]s of the date of this proxy statement/prospectus, the Group paid $1,000,000 including VAT or $952,381 net of VAT to 3D Global for the patent, formula and know-how of the technology, which is not for use in particular research and development projects and that have alternative future use." Please revise to explain the particular research and development projects and alternative future uses described here.

Our Clinical Testing Drug Supply Business, page 182

22.   We note your revised disclosure that YD Biopharma is a clinical testing drug supplier for global pharmaceutical companies such as Novartis and Alcon in response to prior comment 58, which we reissue in part. Please clarify whether YD Biopharma has entered into agreements with Novartis, Alcon, and any other leading pharmaceutical companies, and if so, provide a brief description of the material terms of each agreement that YD Biopharma has entered into and file such agreements as exhibits to the registration statement or explain to us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Regulations Applicable to YD Biopharma's Business, page 188

23.   We note your revised disclosure on page 190 and elsewhere in the prospectus in response to prior comment 45 that all new medical devices are placed in "Category III" by statute and that the FDA may regulate your cancer screening test products as

"Class III" medical devices. Please expand your disclosure relating to Category III medical devices and the relevant statute referenced or reconcile your disclosure accordingly.

Financial Statements of YD Biopharma Limited and Subsidiary
Revenue Recognition, page F-21

24. We note your revised disclosure in response to comment 63. Please also provide revenue disaggregation disclosure under ASC 606 for your full year 2023 and 2022 financial statements.

Exhibits

25. Please revise to file the New Employment Agreements as exhibits.

26. We note that "Attachment II" for the Patent Licensing and Technology Transfer Agreement and the Exclusive Licensing Agreement, filed as Exhibits 10.10 and 10.13, respectively, appears to be omitted. If you wish to redact information in these agreements as information you customarily and actually treat as private or confidential and the information is not material, please revise to mark the exhibit index to indicate that portions of the exhibits have been omitted and include a prominent statement on the first page of the redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential. Please also include brackets indicating where the information is omitted from the filed version of the exhibit. Refer to Item 601(b)(10)(iv) of Regulation S-K.

Please contact Christie Wong at 202-551-3684 or Michael Fay at 202-551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Margaret Sawicki at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Mathew J. Saur, Esq.
Marc Rivera, Esq.